2335433.1Exhibit (d)(1)

Macquarie Global Infrastructure Total Return Fund Inc.

Annual Meeting of Stockholders Held on June 21, 2012

Proposal One

At the Annual Meeting of Stockholders (the “Meeting”) of Macquarie Global Infrastructure Total Return Fund Inc. (the “Fund”) held on June 21, 2012, the vote on the election of one (1) Class I Director of the Fund to serve until the 2015 Annual Meeting of Stockholders or until his successor is duly elected and qualifies was as follows:

For

Withhold

Gordon A. Baird

4,191,821

176,250

Robert H. Daniels

5,150,711

52,234

A quorum was present but neither nominee received a sufficient number of votes to be elected. Therefore, the Fund’s current Class I Director, Gordon A. Baird, will continue as a Director until such time as his successor is duly elected and qualifies.

Proposal Two

At the Meeting, the vote on a non-binding stockholder proposal requesting that the Board of Directors (the "Board") take the necessary steps to amend the Bylaws of the Fund so that when Board elections are contested, with more nominees than open seats, a plurality of the votes cast will be sufficient for election was as follows:

For

Against

Abstain

7,251,653

2,209,564

109,888

The non-binding proposal received an affirmative vote of a majority of the shares voted, but less than a majority of the outstanding shares.

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